

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

December 18, 2024

Suradech Taweesaengsakulthai
Chief Executive Officer
Arogo Capital Acquisition Corp.
848 Brickell Avenue, Penthouse 5
Miami, FL 33131

      **Re:  Arogo Capital Acquisition Corp.**
           **Preliminary Proxy Statement on Schedule 14A**
           **Filed December 6, 2024**
           **File No. 001-41179**

Dear Suradech Taweesaengsakulthai:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc:    Andrew J. Sherman